Mail Stop 3561

November 15, 2006

Via Fax & U.S. Mail

Mr. Robert C. Lyons
Vice President, Chief Financial Officer and Director
500 West Monroe Street
Chicago, Illinois 60661-3676

> **Re:** **GATX Financial Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 001-08319**

Dear Mr. Lyons:

We have reviewed your response letter dated November 1, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

Note 6. Investments in Affiliated Companies, page 51

1. We note from your response to our prior comment 1 that although two of your equity investments, CL Air and Pembroke, exceeded the significance threshold of

Rule 3-09 of Regulation SX during 2005, you are requesting relief from amending your 2005 Form 10-K to include the financial statements of these two entities. We continue to believe, however, that under Rule 3-09, financial statements of an unconsolidated subsidiary or equity investee are required when the conditions in Rule 3-09(a) are satisfied for any of the annual periods presented in the Company's audited financial statements, regardless of whether the investment was sold or disposed of in a more recent year. Even if a company disposes of an investment that had met the significant subsidiary test, we believe that the application of Rule 3-09 requires the inclusion of separate financial statements through the date of disposal. Therefore, please amend your annual report on Form 10-K to include the financial statements of CL Air and Pembroke for the same annual audited periods as the financial statements presented in the Company's Form 10-K. Also, please ensure that audited financial statements of CL Air and Pembroke are provided for periods in which either the first or third condition set forth in Rule 1-02(w) of Regulation S-X is met. Please note that if a waiver of a financial statement requirement under Rule 3-09 of Regulation S-X is desired, a separate request for such waiver must be addressed to the Office of the Chief Accountant within the Division of Corporation Finance. This request should include a detailed discussion of your rationale or reasons for requesting the waiver of a financial statement required under Rule 3-09 of Regulation S-X.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief